SENT VIA FAX AND EXPRESS MAIL

February 19, 2009

Stephen Krikorian

Jason Niethamer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Visa Inc.
Form I0-K for the Fiscal Year Ended September 30, 2008
File No. 001-33977

Gentlemen:

In connection with Visa Inc.’s (the “Company” or “Visa”) Form 10-K filed with the Securities and Exchange Commission (the “Commission” or the “Staff”) on November 21, 2008 (the “Form 10-K”), we are writing in response to the Staff’s comments as transmitted to the Company by letter dated February 6, 2009. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7.	Management’s Discussion and Analysis of Historical and Pro Forma Financial Conditions and Results of Operations. page 51

Contractual Obligations page 85

1.	We note in your response to prior comment number 1 that the EU Put ‘does not…represent a contractual purchase obligation.’ It would appear; however, that the EU Put does represent a contractual obligation that is classified as a long-term liability within your balance sheet under GAAP. If management believes that the amount and period of payment cannot be reliably estimated and the liability should be excluded from the table or included in an ‘other’ column, tell us what consideration you gave to disclosing this fact in a footnote to the table including the amounts excluded and the basis for exclusion. We refer you to Section III.D, of SEC Release Number 34-47264. We analogize to the issues addressed in Attachment E to the minutes of April 17, 2007 AICPA SEC Regulations Committee joint meeting with SEC Staff.

The Company will enhance its disclosure in future Form 10-K’s to include a footnote to our contractual obligations table required by Regulation S-K Item 303(a)(5) detailing the following:

•

Due to the perpetual nature of the instrument and the various economic conditions, which could exist when the put is exercised, the ultimate amount and timing of the Company’s obligation, if any, cannot be reliably estimated. Therefore no amounts related to this obligation have been included in the table.

•

The fair value of the EU Put option itself totaling $346 million at December 31, 2008 has also been excluded from this table as it does not represent the amount or an estimate of the amount of the Company’s obligation in the event of exercise.

•

A cross-reference to disclosure provided in the critical accounting policies section of Management’s Discussion and Analysis and to applicable footnotes to the financial statements where additional information is available regarding the put, it’s valuation and the potential obligation of the Company in the event of exercise.

Critical Accounting Estimates, page 86

Fair Value - Visa Europe Put Option, page 87

2.	We believe that disclosure about the contractual terms fair value model and assumptions and the ‘impact if actual results differ from assumption’ could be enhanced in order to help investors understand the timing and amount of potential future payout scenarios. In this regard, please provide us with proposed disclosure that incorporates:

The Company has provided below proposed disclosure in response to the Staff’s comments segregated into: (i) disclosure that is most appropriately provided as part of either the critical accounting policies section of Management’s Discussion and Analysis or in the notes to the annual financial statements in future Form 10-K’s; and (ii) disclosure that is most appropriately provided in future Form 10-Q’s, including our Form 10-Q filed on February 9, 2009, for the purpose of updating our annual disclosure.

Proposed Disclosure to be included in Future Form 10-K filings

•

A more complete description of the option’s triggering events, fair value and exercise price formula, such as the description included in your Form S-1 (see pages 216-218) as well as in your most recent response;

The Company proposes to disclose the detail regarding the calculation of the put option exercise price substantially as appearing on page 217 and 218 of our Form S-1 filed on March 18, 2008 (our “Form S-1”). As detailed in Note 4 to our financial statements for the fiscal year ended September 30, 2008 included in our Form 10-K (our “annual financial statements”) and Note 3 to our interim unaudited financial statements for the quarter ended December 31, 2008 included in our Form 10-Q (our “interim financial statements”), Visa Europe has the right to exercise the put option at any time after March 25, 2009. The triggering events detailed on page 217 of our Form S-1 refer to the conditions under which the Company could exercise its call option and force the sale of all member equity interests of Visa Europe. As detailed in Note 4 to our annual financial statements, the Company determined that the likelihood of these conditions occurring is remote. Given the unlikelihood that the call will be exercisable anytime in the foreseeable future, the Company does not believe it is necessary to repeat this detail. The Company does intend to provide the following disclosure in future Form 10-K’s to the extent that it remains applicable.

“The Company holds a call option under which it is entitled to purchase all of the share capital of Visa Europe. The Company may exercise the call option in the event of certain triggering events. These triggering events involve the performance of Visa Europe measured as an unremediated decline in the number of merchants or ATM’s in the Visa Europe region that accept Visa-branded products. The Company believes the likelihood of these triggers occurring to be remote.”

•

A discussion of how you estimate the 12-month forward price-to-earnings multiple applicable to your common stock and that applicable to Visa Europe, including the volatility or sensitivity of this assumption;

The Company proposes to add the following disclosure to its critical accounting policies section of Management’s Discussion and Analysis in future Form 10-K’s:

“The P/E differential is determined by estimating the relative difference in the 12-month forward price-to-earnings multiples applicable to the Company’s common stock and that applicable to Visa Europe at the time of exercise. For this purpose, the 12-month forward price-to-earnings multiple applicable to the Company’s common stock at the time of exercise is estimated by dividing the average stock price over the last twelve months by the median estimate of the Company’s net income per share for the 12 months starting with the next calendar quarter immediately following the reporting date. This median earnings estimate is obtained from the Institutional Brokers’ Estimate System (I/B/E/S). A consistent methodology is applied to a group of comparable public companies used to estimate the 12-month forward price-to-earnings multiple applicable to Visa Europe. These estimates therefore are impacted by changes in stock prices and the financial market’s expectations of the future earnings of Visa Inc. and the comparable companies.”

•	A discussion of the qualitative factors that would cause holders of Visa Europe shares to exercise the put option, cause a faster exercise or higher exercise price;

The Company proposes to add the following disclosure to its critical accounting policies section of Management’s Discussion and Analysis in future Form 10-K’s:

“Exercise of the put option is at the sole discretion of Visa Europe (on behalf of the Visa Europe shareholders pursuant to authority granted to Visa Europe, under its articles of association). Qualitative factors that could significantly influence the decision to exercise include, but are not limited to, (i) Visa Europe’s ability to maximize the purchase price under the option through increasing its sustainable net income or increases in Visa Inc.’s 12-month forward price-to-earnings multiple, (ii) changes in current or expected future business conditions in the European Union impacting Visa Europe’s business including changes in the regulatory environment, and (iii) the equity interest holders’ need or desire to liquidate their investment holdings for capital adequacy or other purposes.”

•

A tabular presentation of the estimated time frame for exercise by Visa Europe implied by the company’s model. For example, of the scenarios that assumed that the put option would be exercised, what percentage assumed exercise within one year, one to three years, three to five years, five to ten years, and beyond. In addition, for these periods, provide the average payouts and average P/E differential.

As it would be potentially misleading and not meaningful to the user, management does not believe it is appropriate to include the tabular disclosure that you suggest.

The proposed table implies an expectation as to when the put will ultimately be exercised. For example, we believe that providing a table indicating that the majority of models we used to value the put assumed an exercise within two to three years of the reporting date would lead a reader to conclude that management expects that the put will most likely be exercised in that time frame. However, management has no basis to make this assertion and in fact has no reason to believe the put will ever be exercised except that the perpetual nature of the option provides an infinite window in which it could be exercised.

Including “average payouts” would also be misleading. Visa Europe, like the legacy Visa Inc. businesses prior to our reorganization, operates as an association generating net income margins of only seven to ten percent. (Visa Europe’s annual report for FY08 is available on their website.) Our model heavily weights an exercise scenario in which during the 12 to 24 months prior to exercise Visa Europe makes various changes to move to a for-profit business model, again similar to those steps taken by Visa Inc. in anticipation of our reorganization, to substantially increase its sustainable earnings in order to maximize the overall purchase price. The model also contemplates a scenario whereby no such changes are made resulting in a much lower payout. This would be the case for example if Visa Europe was forced to exercise quickly without the time required to move to a for profit model. For this and other reasons, the range of potential payouts is so large that providing the weighted average payout for any given year could materially over or under estimate the purchase price depending on the conditions under which it is ultimately exercised.

Alternatively, the Company proposes to provide the table and supporting text detailed below. The Company believes this table is useful to readers as it enables the reader to estimate the potential payout by applying their judgment as to the best estimates to use in the calculation.

“Given the perpetual nature of the put option and the various economic conditions, including the Company’s 12-month forward price-to-earnings ratio, which could be present at the time of exercise, the ultimate obligation of the Company in the event of exercise cannot be reliably estimated. The following table calculates the Company’s total obligation (in millions) assuming, for illustrative purposes only, a range of 12-month forward price-to-earnings ratios for Visa Inc. (the “ratio”) and assuming that Visa Europe demonstrates $75 million of adjusted projected sustainable net operating income (“Adjusted Sustainable Income”) at the date of exercise. Adjusted Sustainable Income is calculated under the terms of the put option agreement and includes potentially material adjustments for cost synergies and other negotiated items (see page          for further detail regarding the calculation of the put exercise price under the agreement). The $75 million of assumed adjusted sustainable income provided below for illustrative purposes only is based on Visa Europe’s financial results for the year ended September 30, 2008. However this does not represent an estimate of the amount of adjusted sustainable net income Visa Europe would have been able to demonstrate at September 30, 2008 or will be able to demonstrate at any point in time in the future. The table also provides the amount of increase or decrease in the payout, assuming the same range of estimated ratios, for each $25 million of Adjusted Sustainable Income above or below the assumed $75 million demonstrated at the time of exercise.

Visa Inc.’s 12-Month Forward Price-to- Earnings Ratio	Payout Assuming Adjusted Projected Sustainable Net Operating Income of $75M	Increase/Decrease in Payout for Each $25M of Sustainable Net Income Above/Below $75M
25	$1,875	$625
20	$1,500	$500
15	$1,125	$375	”

Proposed Disclosure to be included in Future Form 10-Q filings

•

Qualification of Visa Europe and Visa’s 12-month forward price-to-earnings multiple at the reporting date as well as the growth assumptions included in your estimates of Visa Europe’s sustainable income;

In response to the Staff’s comment, the Company has included the following disclosure regarding the valuation of the EU Put at December 31, 2008 in Note 3 to our interim financial statements included in our Form 10-Q for the quarter then ended, filed on February 9, 2009. The Company intends to continue to provide quarterly disclosure regarding the critical estimates used in the valuation of the put at the reporting date including factors that resulted in any changes to those estimates.

“Visa Europe Put Option Agreement

The Company granted Visa Europe a put option under which Visa Inc. is required to purchase all of the member equity interests of Visa Europe from its members at any time after March 25, 2009. The purchase price of the Visa Europe shares under the put option is based on a formula that, subject to certain adjustments, applies a 12-month forward price-to-earnings multiple applicable to Visa Inc.’s common stock shortly following the time the option is exercised to Visa Europe’s projected sustainable adjusted net operating income for the same 12-month period.

The Company determined the fair value of the put option to be approximately $346 million at December 31, 2008 and September 30, 2008. The fair value of the put recorded represents the value of Visa Europe’s option, which could under certain conditions obligate the Company to purchase its member equity interest for an amount above fair value. The fair value of the put option is computed using probability-weighted models designed to estimate the Company’s liability assuming various possible exercise decisions that Visa Europe could make under different economic conditions in the future, including the possibility that Visa Europe will never exercise its option. The most significant of these estimates are the assumed probability that Visa Europe will elect to exercise its option and the estimated differential between the 12-month forward price-to-earnings multiple applicable to the Company’s common stock and that applicable to Visa Europe on a stand alone basis at the time of exercise, which the Company refers to as the “P/E differential”. Factors impacting the assumed probability of exercise used in the calculation include the stated intention of Visa Europe, observed indicators that Visa Europe is preparing to exercise or changes in market or other conditions that could materially impact the likelihood of exercise. Factors impacting the assumed P/E differential used in the calculation include material changes in the forward price-to-earnings multiple of Visa Inc. and those of a group of comparable companies used to estimate the forward price-to-earnings multiple applicable to Visa Europe. In determining the fair value of the put option at December 31, 2008, the Company assumed a 40% probability of exercise by Visa Europe at some point in the future and a P/E differential, at the time of exercise of 5.3x. These assumptions are materially consistent with those used in the valuation of the put option at September 30, 2008.”

•	Quantification of the amount of the PE differential at the reporting date and a discussion of the qualitative factors effecting it; and

The Company does not believe it is appropriate nor does it believe that it is necessary to quantify the estimates of either Visa Europe or Visa Inc.’s 12-month forward price-to-earnings multiple used in the valuation model. Disclosing management’s estimate of Visa Inc’s forward P/E multiple at a point in time in the future could be misconstrued as guidance as to Visa Inc.’s future performance. Management is not prepared to make any such assertions to the public in this regard. Furthermore the Company does not believe that such a disclosure is necessary to appropriately detail the estimates used in the valuation of the put option as the differential between the two multiples drives value, not the gross multiples themselves. Finally, management believes the disclosures regarding the mechanics of the calculation provided previously in our Form S-1, which as detailed above will be repeated in future Form 10-K’s and will be supplemented by the additional disclosure also detailed above, provides a user with sufficient information to calculate their own estimate the total purchase price applying whatever assumptions they feel are most appropriate.

If you have any questions concerning the foregoing, please contact Jim Hoffmeister at (650) 432-8165, Visa’s Global Corporate Controller.

Sincerely,

/s/ Byron H. Pollitt
Byron H. Pollitt Chief Financial Officer

cc:	Joseph W. Saunders, Chairman of the Board and Chief Executive Officer
Robert Matschullat, Audit and Risk Committee Chairman
Thomas A. M’Guinness, Chief Corporate Counsel
James H. Hoffmeister, Global Corporate Controller